February 4, 2014
Via Edgar
Mr. Ethan Horowitz
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2012 filed February 28, 2013 and Supplemental Response Dated December 17, 2013 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated January 7, 2014

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated January 7, 2014 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2012 and our Supplemental Response dated December 17, 2013, File No. 001-35322. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.
Based on our review of the Staff Comment Letter, and as further described herein, we believe that the disclosures in our filed Form 10-K are materially correct, clear and consistent with industry practice, and therefore believe that no amendments to our existing filings are necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

Mr. Ethan Horowitz
Securities and Exchange Commission
February 4, 2014

Form 10-K for Fiscal Year Ended December 31, 2012

Reserves and Production Information, page 9

Proved Undeveloped Reserves, page 12

1.
We note your response to comment 1 in our letter dated December 3, 2013. Your response states that you reduced the quantity of reclassified proved undeveloped reserves (“PUDs”) to be developed by December 31, 2013 from 70 Bcfe to 31 Bcfe. Please tell us about the progress you made with regard to drilling these PUDs as of December 31, 2013 and provide us with an updated annual schedule for the remaining undrilled 2013 PUDs. Also, please tell us what impact, if any, the delay in 2013 will have on the overall schedule to develop the entire quantity of reclassified PUDs provided in your response to comment 1 in our letter dated August 23, 2013.

In response to comment 1 from your letter dated January 7, 2014, the progress that WPX made with regard to the drilling of the subject 70 Bcfe reclassified proved undeveloped reserves (PUDs) as of December 31, 2013 is that WPX has converted 36 Bcfe. Of the remaining 2013 PUDs, 62% of them are scheduled to be drilled in 2014 and the other 38% are scheduled to be drilled in 2015. The rescheduling of the reclassified PUDs has resulted in the removal of 60 BCFe of PUDs from our disclosure for the year ending December 31, 2013.

2.
In connection with responding to the preceding comment, please tell us whether you have amended a previously adopted development plan for PUDs with similar economic parameters. Your response should address the extent to which you drilled those wells according to the revised schedule or elected to remove any such locations from proved reserves

As discussed in our telephonic conversation on January 16, 2014, the rescheduling of these PUDs was not as a result of any specific well economic parameter or marginal returns associated with their development. The development of PUDs can change due to various factors. A primary factor is changes in commodity prices that increase or decrease available development capital or the allocation of that capital across our various basins. Other factors contributing to our decisions in optimizing our development of PUDs include higher or lower development costs, permitting issues, infrastructure constraints, and weather. In 2011, WPX originally planned to drill 486 Bcfe of proved undeveloped reserves. By YE2011, WPX converted 368 Bcfe of PUDs. In 2012, WPX originally planned to drill 362 Bcfe of proved undeveloped reserves. By YE2012, WPX converted 236 Bcfe of PUDs. In 2013, WPX originally planned to drill 348 Bcfe of proved undeveloped reserves. By YE2013, WPX converted 257 Bcfe of PUDs. Further, to optimize field development, WPX is also very active in converting unproved locations each year. For the years 2011, 2012 and 2013, WPX converted 294 Bcfe, 250 Bcfe and 192 Bcfe of unproved locations, respectively.

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Ethan Horowitz
Securities and Exchange Commission
February 4, 2014

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-8572.

Sincerely,
/s/ J. KEVIN VANN
J. Kevin Vann
Controller (Principal Accounting Officer)

cc:	Sandy Eisen, Securities and Exchange Commission